VIA EDGAR

June 21, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kasey Robinson
Jeffrey Gabor

Re:	Monte Rosa Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-256773

Requested Date: June 23, 2021
Requested Time: 4:00 p.m. Eastern Standard Time

Dear Ms. Robinson and Mr. Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Monte Rosa Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 23, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Marishka DeToy at (617) 570-1926. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Marishka DeToy, by facsimile to (617) 321-4360 or by email at mdetoy@goodwinlaw.com.

[Remainder of page left intentionally blank]

If you have any questions regarding this request, please contact Marishka DeToy of Goodwin Procter LLP at (617) 570-1926.

Sincerely,

MONTE ROSA THERAPEUTICS, INC.

/s/ Markus Warmuth
Markus Warmuth President and Chief Executive Officer

cc:	Ajim Tamboli, Monte Rosa Therapeutics, Inc.
Robert E. Puopolo, Goodwin Procter LLP
Marishka DeToy, Goodwin Procter LLP